*AB 3/24

[redacted]

14049607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCS Securities dba Kleinser, Dale Edward

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 E 90th Street, Ste 8C
(No. and Street)

New York, NY 10128-5175
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE KLEINSER 212-722-1325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Drive #4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, Dale Kleinser, swear (or affirm) that, to the best of my knowledge and belief theg financial statement and supporting schedules pertaining to the firm of FCS Securities, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor anyrietor, principal officer or director has any proprietary interest in any account classified solely as that of a cpt as follows:

Signature

Sole Proprietor

Title

Notary Public

ANDREW ROBERT ODDO
Notary Public - State of New York
NO. 01OD6283937
Qualified in Queens County
My Commission Expires Jun 17, 2017

This report ** contains (chec.e boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financi
- ☐ (c) Statement of Income
- ☐ (d) Statement of Change Condition.
- ☐ (e) Statement of Changelers' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Change: Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net
- ☐ (h) Computation for Det Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relatingsion or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, incriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Det the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation betted and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmati
- ☐ (m) A copy of the SIPC Report.
- ☐ (n) A report describing aıdequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confiden.of certain portions of this filing, see section 240.17a-5(e)(3).*

FCS Securities

Financial Statements

Statement of Financial Condition
As of December 31, 2013

ASSETS	
CURRENT ASSETS	
Cash - Money Market	$9,434
Cash - FINRA Cash Account	1,211
	$10,646
LIABILITIES AND STOCKHOLDERS' EQUITY	
TOTAL LIABILITIES	-
TOTAL STOCKHOLDERS' EQUITY	
Capital Contributions	25,000
Retained Earnings	(1,865)
Net Income (Loss)	(12,489)
	$10,646